Exhibit 14.1

DESERT SUN MINING CORP.

ANNUAL INFORMATION FORM

65 Queen Street West, Suite 810

Toronto, ON   M5H 2M5

Tel : 416-861-0341

Fax : 416-861-6185

http://www.desertsunmining.com

info@desertsunmining.com

Dated: January 3, 2003

TABLE OF CONTENTS

ITEM 1: TABLE OF CONTENTS

ITEM 2:  CORPORATE STRUCTURE

2.1  NAME AND INCORPORATION

2.2  INTERCORPORATE RELATIONSHIPS

ITEM 3:  GENERAL DEVELOPMENT OF THE BUSINESS

3.1  THREE YEAR HISTORY

3.2  Significant Acquisitions and Significant Dispositions

3.3  Trends

3.4  Risk Factors

ITEM 4:  NARRATIVE DESCRIPTION OF THE BUSINESS

4.1  General

4.2  Mineral Properties

JACOBINA PROJECT, BAHIA, BRAZIL

1.  Property Description and Location

2.  Accessibility, Climate, Local Resources,

    Infrastructure and Physiography

3.  History

4.  Geological Setting

5.  Exploration

6.  Mineralization

7.  Drilling

8.  Sampling and Analysis

9.  Security of Samples

10.  Mineral Resource and Mineral Reserve Estimates

11.  Exploration and Development

ITEM 5:  SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1  Annual Information

5.2  Dividends

ITEM 6:  MANAGEMENT'S DISCUSSION AND ANALYSIS

6.1  Form 44-101F2 Disclosure

6.2  Quarterly Information

6.3 Liquidity And Capital Resources

6.4  Results Of Operations

ITEM 7:  MARKET FOR SECURITIES

ITEM 8:  DIRECTORS AND OFFICERS

8.1  Name, Address, Occupation and Security Holding

8.2  Corporate Cease Trade Orders Or Bankruptcies

8.3  Penalties or Sanctions

8.4  Personal Bankruptcies

8.5  Conflicts Of Interest

ITEM 9:  ADDITIONAL INFORMATION

NOTES

Technical Information and Interpretation

Currency Equivalents

Metric Equivalents

Glossary of Terms

CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

The following documents are specifically incorporated by reference in this Annual Information Form:

1.

The Desert Sun Mining Corp. Annual Report 2002 (the “Annual Report”) including the consolidated financial statements of Desert Sun Mining Corp. for the year ended August 31, 2002 and the auditors’ report thereon the (“Consolidated Financial Statements”);

2.

The Management Information Circular dated January 3, 2003 (the “Information Circular”) related to the annual and extraordinary meeting of shareholders of Desert Sun Mining Corp to be held February 12, 2003; and

3.

A report dated September, 2002 entitled “A Review of the Exploration Potential Of, and a Proposed Exploration Program For, the Jacobina Property, Bahia State, Brazil” prepared by B. Terrence Hennessey of Micon International Limited.

ITEM 2:  CORPORATE STRUCTURE

2.1  Name And Incorporation

Desert Sun Mining Corp. (the "Issuer") was originally incorporated under the name Fredonia Oil & Gas Ltd. under the laws of British Columbia on May 21, 1980 by registration of its Memorandum and Articles with the British Columbia Registrar of Companies.  On August 20, 1984, the Issuer changed its name to Consolidated Fredonia Oil & Gas Ltd., consolidated its common shares on a 4 to 1 basis and altered its post consolidation capital to consist of 10,000,000 common shares without par value.  On February 20, 1986, the Issuer changed its name to Sun River Gold Corp. and adopted new Articles by filing a special resolution with the Registrar of Companies for British Columbia.  On March 14, 1990, the Issuer increased its authorized share capital from 10,000,000 to 25,000,000.  On March 11, 1991, the Issuer changed its name to Yellow Point Mining Corp., consolidated its common shares on a 6 to 1 basis and altered its post consolidation capital to consist of 25,000,000 common shares without par value.  On August 26, 1994, the Issuer changed its name to Desert Sun Mining Corp., consolidated its common shares on a 5 to 1 basis and altered its post consolidation capital to consist of 25,000,000 common shares without par value.  On May 9, 1996, the Issuer subdivided its 25,000,000 common shares without par value into 50,000,000 common shares without par value, each share being subdivided into 2 shares and altered it authorized capital to consist of 50,000,000 common shares without par value.  As of the date of this Annual Information Form, there were 16,825,108 common shares without par value issued and outstanding.

The head office and registered office of the Issuer is located at 65 Queen Street West, Suite 810, Toronto, Ontario, M5H 2M5, CANADA.

2.2  Intercorporate Relationships

The following chart sets forth the names of the subsidiaries of the Issuer, their respective jurisdictions of incorporation and the Issuer's current voting and equity interest therein.  Unless otherwise indicated herein, the term the "Company" means collectively the Issuer and its subsidiaries.

	DESERT SUN MINING CORP. (British Columbia)

100%	100%	100%
Sun River Gold, Inc. (Arizona) (dormant)	Desert Sun de Mexico S.R.L. de C.V. (Mexico) (dormant)	DSM Participacoes Ltd. (Brazil)

ITEM 3:  GENERAL DEVELOPMENT OF THE BUSINESS

3.1  Four Year History

The following is a summary of the general development of the business of the Company over the last four completed fiscal years:

Fiscal 1999

The Company spent the entire fiscal year waiting for final Government approval and the signing of the Mineral Production Sharing Agreement (MPSA) application by the Department of Energy and Natural Resources (DENR) relating to its Batangas Gold Project in South Luzon Island, in the Philippines.  The Mineral Production Sharing Agreement includes several claims covering some 3,280.5 hectares which contain 12 known gold-bearing veins as well as the Ulanin epithermal gold-bearing breccia/stockworks zone. The Ulanin zone, within the grid area, is approximately 300 metres wide and 1.2 kilometres long.

As a result of the continued delay in acquiring the required permits, the 24 hole drill program recommended by the Company’s consultant, Mr. John Perry, P.Geo., in his report dated February 4, 1998, was put on hold pending the permits. The drilling was to form Phase I of his recommended drill program to test the Ulanin area for its potential to host bulk mineable resources within the auriferous breccia/stockworks zone.  All planned exploration programs were put on hold, pending these permits.

A partial property payment of US$25,000 was made in October 1998 to Batangas Exploration and Development, Inc. No further payments were due until final government approval of the MPSA was received.

As a result of the Optionor’s inability to obtain tenure to its claims by the fiscal year-end, the Company wrote down its investment in the Philippine project.

During the course of the year, the Company also examined other exploration opportunities, in the Philippines, Indonesia, Africa and Chile.

In October 1998, the Company entered into negotiations with a company to acquire a 50% interest in a diamond exploration joint venture in Namibia, Africa.  Upon completion of a due diligence review, the Company decided not to enter into a formal agreement to participate in the joint venture.

The Company negotiated a Letter of Intent whereby it was granted the sole and exclusive right and option to earn up to an 80% interest in the Tubutama Borite Project in the Altar Mining Agency, Sonora, Mexico, by paying the optionors $50,000, issuing the optionors 120,000 common shares (at a deemed price of $0.19 per share), incurring expenditures of $250,000 on the project, and completing certain mine development work, all in installments over the course of the earn-in. As part of the agreement, the Company could elect to proceed to artesanal production on the project and earn a 60% undivided interest or proceed to full scale commercial production and earn an 80% undivided interest.  The parties will form a joint venture for the further development and operation of the project.

Write-offs of deferred expenditures and mineral properties taken by the Company during the fiscal year ended August 31, 1999 amounted to $745,810.  Management concluded that the projects were are no longer considered viable given the current market conditions and the stage of exploration at which the property was at.

Fiscal 2000

The Company continued its efforts relating to the acquisition and finalization of agreements pertaining to the Tubutama Borate Project in the Altar Mining Agency, Sonora, Mexico.

The Issuer completed the formation of a wholly owned subsidiary, Desert Sun de Mexico SRL.  Title to all the claims of the Tubutama borate project were then transferred to Desert Sun de Mexico SRL.

The Company completed a Private Placement in the amount of $262,500.  The placement consisted of 2,500,000 special warrants at a price of $0.105 per Special Warrant. Each Special Warrant entitled the holder to receive on the exercise, one unit consisting of one common share of the Company and one two-year non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company for $0.14, within two years of the payment date of the Special Warrants.  The Company paid a finder’s fee of 10% of the gross proceeds.

During the fiscal year, the Company completed the formal agreements relating to the Tubutama Borate Project which were accepted for filing by the Canadian Venture Exchange.

Other than minimal administration costs, a total of $16,266 was expended on set up costs for the Tubutama Borate Project in Sonora, Mexico, during the fiscal year.

Fiscal 2001

The Company maintained the status of its claims in the Tubutama borate project located in Sonora, Mexico by filing the requisite reports and paying the necessary taxes.  Other than minimal administration costs, a total of $23,249 had been expended on set up costs and maintenance of the project.  Upon acquiring additional financing, the Company planned an exploration program to evaluate the claims.

During the fiscal year, Management had attempted to arrange a financing for the borate project, but could not generate sufficient interest in the project to result in such a financing, thus leaving the Company unable to proceed with its exploration program.  Management is currently evaluating the future of this project.

Fiscal 2002

The Company terminated its involvement in the Tubutama Borate Project in Mexico following receipt of notice that it was in default under the agreement governing such project.

On January 8, 2002 the Company entered into a letter of intent with William Multi-Tech Inc. (formerly William Resources Inc.) (“William”) whereby William has agreed to option its Jacobina paleoplacer gold property in Brazil to the Company.

On May 1, 2002 the Company entered into a revised agreement with William, whereby William granted to the Company the option to earn a 51% interest in William’s wholly owned subsidiary, Jacobina Mineração e Comércio S.A. (“JMC”), which owns the mineral rights, mines and a 4,000 tonne per day plant located on the Jacobina Mine paleoplacer gold property in Brazil.  The total land position involved is approximately 64 kilometres long and two to four kilometers wide.  To earn the 51% interest in JMC, the Company is required to spend US$2,000,000 exploring the Jacobina property prior to December 31, 2004.  If the Company spends less than US$2,000,000, its earned interest will be calculated and based on the following guidelines:

Less than US$500,000: 0%.

Between US$500,000 and US$2,000,000: the Company’s interest will be prorated from 10 % to 51%, based on funds spent.

After the interest in JMC has been earned, the Company will have the option of putting the property back into production and/or conducting further exploration, which will be funded on a 51/49 Joint Venture basis by the Company and William.  The Company will be the operator.  William will have the right to dilute its interest to a 20% carried net profits interest if the Company can finance the project and William decides not to match its contribution.  The Company agreed to pay William Multi-Tech Inc. a non-refundable deposit of CDN$20,000 upon the closing of this transaction. On September 20, 2002, the Company entered into a Memorandum of Understanding (“MOU”), whereby the Company can acquire the remaining 49% interest of the mine and related mineral concessions by making an option payment of $100,000 at the time of execution of the MOU and a further $5 million in cash within 90 days of earning the initial 51% interest, of which up to $2,500,000 can be satisfied in equivalent value of shares in the Company.

On May 21, 2002, the Company completed a $100,000 private placement, which consisted of the sale of 500,000 units at $0.20 per unit. Each unit consisted of one common share and one non-transferable Series B share purchase warrant.  Each Series B warrant entitles the holder to purchase one additional common share of the Company for $0.25 at any time up to and including April 17, 2003, or for $0.28 at any time after April 17, 2003 and on or before April 17, 2004.  The proceeds from the private placement were used to increase general working capital. The Company did not pay a finder’s fee for this transaction.

On June 17, 2002, the Company announced that it had commenced planning for a major exploration program on its Jacobina Mine property.  The Company plans an integrated exploration program which will commence with analysis of remote sensing data and compilation of historical data, using a geographical information system (GIS), and 3D-modelling software. A detailed helicopter-borne magnetic, electromagnetic and radiometric survey at 100 metre line spacing and totaling approximately 2,500 line kilometers is planned. Ground follow-up will include geological mapping, sampling, trenching and prospecting with ground geophysical surveys (induced polarization and electromagnetic) over selected targets. Over 7,000 meters of diamond drilling is planned to follow-up known targets and new targets outlined in the planned program.

At the time of writing, the Company had completed most of the planned phase I exploration program, including diamond drilling, and the assay results are pending.

In August, 2002, the Company completed a $2.0 million equity placement.  The proceeds will be used to conduct the exploration program on the Jacobina project in Brazil.  The funds were raised in Europe and North America.  The financing consists of special warrants issued at a price of Cdn$0.40 per special warrant.  Each special warrant is exercisable for no additional consideration into one common share and 0.6 non-transferable Series A share purchase warrant.  Each whole Series A warrant is exercisable into one common share at $0.50 per share at any time on or before August 3, 2004.

3.2  Significant Acquisitions and Significant Dispositions

Jacobina Paleoplacer Gold property, Bahia, Brazil

The Company has the right to earn up to a 100% interest in JMC, which holds the Jacobina Mine and related mineral concessions, located on the Jacobina Mine paleoplacer gold property in Brazil.  The terms under which the Company may acquire such interest are described above in Section 3.1 – Three Year History – Fiscal 2002..

Tubutama Borate Project, Sonora, Mexico

The Company entered into an agreement dated May 30, 2000 to acquire up to an 80% interest  in the Tubutama Borate Project in Sonora, Mexico (“Tubutama”). Under the terms of the agreement, to acquire a 60% interest the Company was required to make total cash payments of US$50,000 (US$5,000 paid), pay costs relating to the project since June 30, 1999 up to a maximum of US$5,000 (US$4,187 paid), issue 120,000 shares (44,000 issued) and incur $250,000 in exploration expenditures. The Company could earn a further 20% interest by preparing a positive feasibility report on the project.

The Company was in default on the above agreement and in 2002 terminated its involvement in the project and incurred a one-time, non-cash, write-off of costs totalling $23,249.

3.3 Trends

The Company is involved in a business that depends, for the most part, on the price of gold bullion which affects the economics of the Company's properties and can have an impact on the Company's ability to raise capital through equity and/or debt financing.  Until this last year, the trend for gold bullion has been a downward one since early 1996.  It is beyond the Company's control to predict this trend in the future.

Other than outlined above, management is not aware of any trends that would have a material effect on the Company's business, financial situation or results of operations.

3.4 Risk Factors

The exploration for and development of mineral deposits involves risks, which even a combination of careful evaluation, experience and knowledge may not eliminate.  It is impossible to ensure that the current and further exploration programs on the Company's existing resource properties will establish further reserves.  Whether an ore body will continue to be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection and reclamation and closure obligations.  The effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit becoming unprofitable.  The Company is subject to the risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding.  The Company may become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure.

Currently, the Company only has sufficient funds to cover a portion of the proposed work program and other required working capital. Consequently the Company must raise additional funds to meet regulatory requirements and carry out the proposed work program.  There is no guarantee the Company will be able to raise the required funds.

The success of the Company is largely dependent on the performance of its key employees and senior management.  Failure to retain key employees or to attract and retain additional key employees with necessary skills could have a materially adverse impact on the Company's growth and profitability.

It is important to consider that the Company has not had a history of operations or earnings and the overall success of the Company will be affected by its future business activities.

Mineral prices can at times be affected by unpredictable international monetary and political considerations, such as currency devaluations or revaluations, economic conditions within an individual country, trade imbalances, or trade speculation.  The price of minerals, in turn, can directly affect whether production from a property is viable.

Exploration of minerals involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Further, the Company's working capital is intended to be expended on properties, which have no known commercial reserves. There is no assurance that the Company will discover commercial quantities of ore.

There is a high degree of competition in the exploration and development of mineral properties and many of the Company's competitors have substantially greater technical and financial resources than the Company.  Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

Mineral exploration is highly speculative in nature, involves many risks, and frequently does not lead to the discovery of commercial reserves of minerals.  While the rewards can be substantial if commercial reserves of minerals are found, there can be no assurance that the Corporation's past or future exploration efforts will be successful, that any production there from will be obtained or continued, or that any such production which is attempted will be profitable.

The discovery of mineral deposits depends upon a number of factors, not the least of which is the technical skill of the exploration personnel involved.  The exploration and development of mineral properties and the marketability of any minerals contained in such properties will also be affected by numerous factors beyond the control of the Company.  These factors include government regulation, high levels of volatility in market prices, availability of markets, availability of adequate transportation and refining facilities and the imposition of new, or amendments to existing, taxes and royalties.  The effect of these factors cannot be accurately predicted.

ITEM 4:  NARRATIVE DESCRIPTION OF THE BUSINESS

4.1  General

The Issuer is a mineral exploration company engaged directly and indirectly through subsidiaries, in the acquisition and exploration of mineral properties.  The Issuer is in the exploration stage, as none of its properties are currently in production.  Although the recently acquired Jacobina mine was previously in production, an extensive exploration program is currently planned and will be carried out, prior to any new production on this project.  All work recently planned by the Issuer is directed at defining mineralization and increasing understanding of the characteristics of and economics of that mineralization.

The principal project of the Issuer is the Jacobina Project in the state of Bahia, in northeastern Brazil, a project whose primary focus is the exploration for and development of gold mineralization.

Competitive Conditions

The Company competes with other mining companies for mineral properties, for joint venture partners and for the acquisition of investments in other mining companies.

Business

The Company only has an option to earn an interest in JMC, which holds the Jacobina Property. If the Company fails to meet the payment and work commitments pursuant to such option, it will either earn a reduced interest or not earn any interest at all, in which event it will forfeit any funds expended to that date.

Environmental Protection

The current and future operations of the Company, including development activities on its properties or areas in which it has an interest, are subject to laws and regulations governing exploration, development, tenure, production, taxes, labour standards, occupational health, wastes disposal, greenhouse gas emissions, protection and remediation of environment, reclamation, mine safety, toxic substances and other matters.  Compliance with such laws and regulations increases the costs of and delays planning, designing, drilling and developing the Company's properties.

The Company plans to diligently attempt to apply technically proven and economically feasible measures to advance protection of the environment throughout the exploration and development process.  Current costs associated with compliance are considered to be normal.

Employees

As at August 30, 2002, in addition to its executive personnel, the Company retains one administrative person at its head office in Toronto.  As required, the Company also retains geologists, engineers, geophysicists and other consultants on a per diem basis.  The Company has not experienced, and does not expect to experience, significant difficulty in attracting and retaining qualified personnel.

Foreign Operations

The Company’s activities in foreign jurisdictions may be affected by possible political or economic instability and government regulations relating to the mining industry and foreign investors therein.  The risks created by this political and economic instability include, but are not limited to: military repression, extreme fluctuations in currency exchange rates and high rates of inflation.  Changes in exploration or investment policies or shifts in political attitude in such jurisdictions may adversely affect the Company’s business.  Mineral exploration and mining activities may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of property, environmental legislation, land use, land claims of local people, water use and property safety.  The effect of these factors on the Company cannot be accurately predicted.

4.2  Mineral Properties

JACOBINA PROJECT, BAHIA, BRAZIL

At the request of the Company, B. Terrence Hennessey, P.Geo., of Micon International Limited (“Micon”), prepared a report dated September, 2002 entitled “A Review of the Exploration Potential of, and a Proposed Exploration Program For, the Jacobina Property, Bahia State, Brazil” (the “Micon Report”).  The Micon Report was prepared in accordance with National Instrument 43-101 of the Canadian Securities Administrators (“NI 43-101”), and Mr. Hennessey is a “qualifed person” within the meaning of NI 43-101.  The following description of the Jacobina Project is derived from the Micon Report.

1.  Property Description and Location

The Jacobina property is located in the state of Bahia, in northeastern Brazil, approximately 340 km northwest of the city of Salvador.  Salvador, the state capital of Bahia, has a population of 2.5 million.

The property is comprised of 5,996.3 hectares of mining concessions, 15,836.23 ha of granted exploration concessions and 6,119.42 ha of filed exploration claims.  A complete list of all exploration concessions and claims, with their current status, are listed below. The leases and exploration concessions were surveyed a number of years ago and marked by concrete monuments at each corner and which remain in place.

The Jacobina property forms a contiguous elongated rectangle extending 62.0 km in a north-south direction, and varying from 2.5 to 4 km in width.  This shape is a reflection of the underlying geology with the gold-mineralized host rocks trending along the property's north-south axis.

MINERAL CONCESSIONS
Concession Name	Type	DNPM Number	Area (ha)	Expiration Date
4 J	Mining Concessions	815,706/72	863.08	held in perpetuity
6 J	Mining Concessions	815,708/72	532.85	held in perpetuity
8 J	Mining Concessions	815,710/72	1,000.00	held in perpetuity
10 J	Mining Concessions	815,712/72	1,000.00	held in perpetuity
12 J	Mining Concessions	815,714/72	903.75	held in perpetuity
13 J	Mining Concessions	815,715/72	807.50	held in perpetuity
28 J	Mining Concessions	4,951/35	889.14	held in perpetuity
			5,996.32	TOTAL
				First 3 Year Permit Expires
G	Exploration Permits	800,602/78	1,000.00	Pending publication of Final Exploration Report by DNPM
MN 53	Exploration Permits	870,300/84	49.84	Pending publication of Final Exploration Report by DNPM
MN 62	Exploration Permits	870,309/84	389.24	Pending publication of Final Exploration Report by DNPM
39 J	Exploration Permits	870,847/85	821.40	Pending publication of Final Exploration Report by DNPM
45 J	Exploration Permits	870,087/86	128.75	December 2002 ***
47 J	Exploration Permits	870,086/86	41.29	Pending publication of Final Exploration Report by DNPM
49 J	Exploration Permits	870,616/86	55.56	December 2002 ***
50 J	Exploration Permits	870,555/86	232.90	Pending publication of Final Exploration Report by DNPM
51 J	Exploration Permits	870,595/86	25.36	Pending publication of Final Exploration Report by DNPM
53 J	Exploration Permits	870,928/86	165.20	January 2003 ***
54 J	Exploration Permits	870,129/87	1,000.00	Pending publication of Final Exploration Report by DNPM
55 J	Exploration Permits	870,701/87	1,000.00	Pending publication of Final Exploration Report by DNPM
56 J	Exploration Permits	870,890/87	1,000.00	February 2003 ***
58 J	Exploration Permits	870,851/88	909.52	August 2004 ***
60 J	Exploration Permits	870,524/90	202.62	Pending publication of Final Exploration Report by DNPM
62 J	Exploration Permits	870,100/92	1,000.00	Pending publication of Final Exploration Report by DNPM
63 J	Exploration Permits	870,101/92	980.00	Pending publication of Final Exploration Report by DNPM
64 J	Exploration Permits	870,102/92	1,000.00	Pending publication of Final Exploration Report by DNPM
69 J/A	Exploration Permits	870,825/01	581.58	November 2004 ***
72 J	Exploration Permits	872,125/95	712.54	December 2002 ***
73 J	Exploration Permits	872,126/95	779.86	November 2002 ***
74 J	Exploration Permits	872,127/95	833.17	November 2002 ***
75 J	Exploration Permits	872,128/95	145.60	July 2003 ***
76 J	Exploration Permits	871,116/97	441.50	August 2005 ***
77 J	Exploration Permits	871,117/97	800.00	August 2005 ***
78 J	Exploration Permits	871,118/97	636.84	August 2005 ***
79 J	Exploration Permits	871,119/97	684.00	August 2005 ***
80 J	Exploration Permits	870,824/01	219.46	July 2003 ***
			15,836.23	TOTAL
57 J/A	Application for Prospecting	871,054/96	999.86	3 years when awarded
59 J	Application for Prospecting	871,706/88	837.00	3 years when awarded
67 J/A	Application for Prospecting	870,295/84	770.80	3 years when awarded
68 J/A	Application for Prospecting	870,232/93	998.00	3 years when awarded
70 J	Application for Prospecting	874,853/93	659.76	3 years when awarded
71 J	Application for Prospecting	874,854/93	1,000.00	3 years when awarded
81 J	Application for Prospecting	870,857/02	854.00	3 years when awarded
			6,119.42	TOTAL
			27,951.97	GRAND TOTAL

***  The Company will apply for an extension

2.  Accessibility, Climate, Local Resources, Infrastructure and Physiography

Salvador is a key commercial centre in Brazil and is serviced by an international airport with numerous daily flights, as well as by a large port facility.  It is one of the oldest cities in the country and, until about two centuries ago, was the capital.  Access to the property from Salvador is via paved secondary highway up to the town of Jacobina, and by a well-maintained gravel road from the town to the mine site and the recently active mining operations of Canavieiras, Itapicurú and João Belo.  Travel times are typically 4 to 5 hours from the mine to Salvador and less than 30 minutes from the mine to Jacobina.

The town of Jacobina was founded in 1722 and is a regional agricultural centre with a reported population varying between 52,000 and 95,000, depending on the source of data.  It provides all the accommodation, shopping and social amenities necessary for the mine's labour force.  Electrical service is available and discussed in detail in Section 18 of this report.  Telephone and internet service is also available in Jacobina.

The Jacobina project is located in a region of sub-tropical, semi-arid climate with generally flat to low rolling hills.  Average annual precipitation is 84 cm with the May to October period being somewhat drier than the rest of the year.  Temperatures vary little throughout the year.  July is the coldest month with average daytime highs of 26º and nightly lows of 17º.  February is the warmest month with average daily highs of 32º and nightly lows of 20º (Weather Underground website).

The Jacobina mine itself is located within the heart of the Serra do Jacobina mountain chain, a local exception to the regional topography.  The mountains exist due the resistant weathering of the quartzite and quartz pebble conglomerate of the Serra do Córrego Formation from which they are formed and which have been thrust faulted to surface at this location.  The mountains have resulted in a local micro-climate of highly variable but, somewhat greater rainfall amounts than the surrounding region.

3.  History

The Serra do Jacobina mountains have been mined for gold since the late 17th century.  Numerous old workings (garimpos) from artisanal miners (garimpeiros) can be seen along a 15 km strike length, following the ridges of the mountain chain.  Garimpeiro activity, on a small scale, has taken place sporadically up to the present day, mining mostly weathered ore.

From 1889 to 1896, Companhia Minas do Jacobina operated the Gomes Costa Mine in the Morro do Vento area.  Total reported production is 84 kg of gold from a 130-m long drift.  In the 1930's, when the price of gold rose, the garimpeiro activity increased until the easily accessible weathered surface ore was mostly exhausted.

In the 1950's three mines opened, Canavieiras, João Belo, and Serra Branca.  Canavieiras was the largest of these operations, and, at a capacity of 30 t per day (t/d), it produced 115,653 t with an average recovered grade of 18.13 g/t Au.  By the 1960's all three of these operations were shut down due to political circumstances.

The modern history of the Jacobina mining camp began in the early 1970's with extensive geological study and exploration carried out by Anglo American.  The company was attracted to the Jacobina area because of the apparent strong similarity of the local gold bearing conglomerates to the well-known Witwatersrand reefs in South Africa.  This work, which was carried out from 1973 to 1978, provided the basis for proceeding with a feasibility study in 1979-80.

The feasibility study recommended that a mine be developed at Itapicurú with an initial plant capacity of 20,000 t per month (t/m) capacity.  Development of the Itapicurú mine to access the Main Reef commenced in October, 1980.  The processing plant was commissioned in November, 1982.  In 1983, the first full year of production, production was 242,550 t with a recovered grade of 4.88 g/t Au yielding 38,055 ounces of gold.

From 1984 to 1987, exploration focussed on evaluating the mineralized conglomerates of the João Belo Norte Hill, located about 2 km south of the Itapicurú mine.  This work outlined sufficient reserves to warrant an open pit operation, development of which commenced in August, 1989.  Concurrently, the processing plant capacity was increased to 75,000 t/m.  In 1990, 538,000 t grading 1.44 g/t Au were produced, mainly from the open pit.  Total production at Jacobina in 1990 was 45,482 ounces of gold from 680,114 t milled for a recovered grade of 2.08 g/t Au.  Underground development at João Belo commenced in 1990, as pit reserves were limited.

William Resources Inc. (now William Multi-Tech Inc.) acquired 100% of the Jacobina gold mine and assumed management effective August 1, 1996, by purchasing Jacobina Mineração e Comércio S.A. (“JMC”) from subsidiaries of Minorco of Luxembourg and Banque Paribas de France.

William operated the Itapicurú and João Belo mines from August, 1996 until December, 1998 when the mines were closed due to depressed gold prices.  The Canavieiras mine was also dewatered and rehabilitated during this period with a small amount of production.  William did considerable work on optimizing the operations, increasing plant capacity and it began an evaluation of the exploration potential.

From 1983 to 1998 JMC processed 6.8 million t of ore at a recovered grade of 2.76 g/t Au to produce over 600,000 ounces of gold as shown in Table 6.1.  The bulk of production came from the Itapicurú and João Belo areas.  João Belo production during 1989 to 1993 was predominantly from open pit reserves whereas Itapicurú and post-1993 João Belo production has been from underground.

Table 6.1

JACOBINA ANNUAL PRODUCTION HISTORY

	Itapicurú		Canavieiras		João Belo		Stockpile		Total
	Tonnes	g/t Au rec’d	Tonnes	g/t Au rec’d	Tonnes	g/t Au rec’d	Tonnes	g/t Au rec’d	Tonnes	g/t Au rec’d	Ounces
1983	218,117	4.68	24,433	6.67					242,550	4.88	38,055
1984	233,059	4.73	60,490	5.26	8,397	2.97			301,946	4.79	46,500
1985	202,088	4.48	46,470	4.88	34,319	1.78			282,877	4.22	38,380
1986	246,500	3.91	34,506	3.20	30,128	1.58			311,134	3.61	36,111
1987	290,322	3.98	30,271	4.57	866	1.71			321,459	4.03	41,651
1988	267,076	3.82	32,370	4.93	23,819	2.71			323,265	3.85	40,014
1989	116,713	3.61	23,908	4.09	58,259	2.26	82,024	0.90	280,904	2.58	23,301
1990	113,726	4.36	27,960	5.19	538,428	1.44			680,114	2.08	45,482
1991	142,160	3.99	29,371	6.22	604,069	1.75			775,600	2.33	58,101
1992	105,750	4.50	2,802	5.64	485,629	1.81			594,181	2.31	44,129
1993	7,532	3.62			511,355	2.14			518,889	2.16	36,035
1994	105,167	3.94			445,974	1.90			551,141	2.29	40,578
1995	105,865	3.82			474,048	2.15			579,913	2.45	45,679
1996	105,683	3.63			447,745	2.00	34,741	0.93	591,107	2.23	42,380
1997	107,732	3.38			540,283	2.07	217,666	0.84	865,681	1.92	53,562
1998[1]	82,728	2.09	30,013	2.27	593,957	1.68	34,391	1.61	741,089	1.76	39,695
Total	2,450,218	4.04	342,594	4.75	4,797,276	1.88	368,822	0.93	7,961,850	2.62	669,653

1 To November 30, 1988

The most recent mineral resource and reserve statement issued by the mine was produced in May, 1998 and is summarized in the tables below.

Table 6.2

SUMMARY OF MINERAL RESOURCES,

QUOTED BY JMC AS OF MAY, 1998

Category	Mine	Tonnes	Grade (g/t Au)	Contained Gold (ounces)
Measured	Itapicurú Canavieiras João Belo	232,000 32,000 2,489,000	5.83 8.78 2.31	43,500 9,000 184,900
	Subtotal	2,753,000	2.68	237,400
Indicated	Itapicurú Canavieiras João Belo	4,154,000 322,000 7,795,000	3.41 10.60 2.32	455,400 109,700 581,400
	Subtotal	12,271,000	2.91	1,146,500
Total Measured and Indicated	Itapicurú Canavieiras João Belo	4,386,000 354,000 10,284,000	3.54 10.44 2.32	498,900 118,700 766,300
	Subtotal	15,024,000	2.87	1,383,900
Inferred	Itapicurú Canavieiras João Belo Other Areas	1,356,000 2,966,000 8,808,000 9,817,000	4.54 3.84 2.77 2.97	197,900 366,200 784,400 937,386
	Subtotal	22,947,000	3.10	2,285,886

In 1998, JMC estimated its Mineral Resources and Reserves using a conventional longitudinal polygonal method and reported them using the classification system that recently (September 1996) had been adopted by the Canadian Institute of Mining and Metallurgy.  General economic criteria were applied to the resource estimation in that resource blocks had to meet the average cash cost cut-off grade in order to remain in the published table of mineral resources.  Micon International Limited (“Micon”) reviewed the resources in 1998 and agreed that they were properly classified as reported by JMC.

JMC reported its mineral resources inclusive of those tonnes which have been reported with the mineral reserves.  In others words, if a resource block was determined to be ore, it was diluted and adjusted for mining losses and reported in the Proven and Probable Reserves, and the associated undiluted tonnages were also reported with the Mineral Resources. Thus, the resources reported in Table 6.2 are inclusive of the reserves listed in Table 6.3.

Table 6.3

SUMMARY OF PROVEN AND PROBABLE MINERAL RESERVES

QUOTED BY JMC AS OF MAY, 1998

Category	Mine	Tonnes	Grade (g/t Au)	Contained Gold (ounces)
Proven	Itapicurú Canavieiras João Belo	207,827 51,873 971,841	4.14 4.94 2.00	27,648 8,240 62,491
	Subtotal	1,231,541	2.48	98,379
Probable	Itapicurú Canavieiras João Belo	3,740,479 345,225 6,226,736	3.04 7.76 2.07	365,396 85,750 414,607
	Subtotal	10,312,440	2.61	865,753
Total Proven and Probable	Itapicurú Canavieiras João Belo	3,948,306 397,098 7,198,577	3.10 7.37 2.06	393,045 93,990 477,098
Grand Total		11,543,981	2.60	964,132

The diluted Mineral Resource grades were reconciled to production on an ongoing basis and a mine call factor (MCF) was calculated and used to adjust diluted resource grades to produce reported reserve grades.  The MCF was calculated using the formula (Recovered Grade + Tails Grade)/Reserve Grade.  The MCF in use at mine closure was 95.4 indicating that the true head grade was 95.4% of the grade estimated from the mineral resources (prior to application of the MCF).

During the course of its examination of the Jacobina operation in 1998, Micon reviewed the laboratory, data collection and verification, and mineral resource estimation procedures in use at the Jacobina mines and opined that “the resource estimation procedures, as used by JMC at Jacobina, conform to conventional, standard industry practice”.  Micon also spot checked certain calculation procedures and found no material errors.

4.  Geological Setting

The gold mineralization of the Jacobina mine is hosted almost entirely within quartz pebble conglomerate of the Serra do Córrego Formation, the lowermost sequence of the Proterozoic-age Jacobina Group.  This Formation is typically 500 m thick but locally achieves thicknesses of up to one kilometre.  Overall, the property covers 62.0 km of strike length (8728800N - 8790800N) along the trend of the Jacobina Group.  Within the property the Serra do Córrego Formation is exposed for 28.5 km (8740000N - 8768500N).  In the remaining 33.5 km it is covered by the overlying Rio do Ouro Formation.  Despite the extensive exposure of the mine sequence most of the exploration and all of the non-artisanal mining activities have been concentrated along a 10-km long (8749000N - 8759000N) central zone.

To date production has occurred from three separate larger mines, Canavieiras, João Belo, and Itapicurú.  Several smaller mines, such as João Belo South and Galleria 5, have also produced gold.  Numerous inactive garimpos pepper the hillsides from one end of the belt to the other.

The Jacobina Group, consisting of conglomerate, quartzite, and pelite of Proterozoic age, was originally deposited over early Precambrian basement rocks.  The Group is greater than 5,000 m in thickness and is divided into three formations which form a continuous north-south belt extending for 180 km.  The Jacobina Group strikes in a northerly direction with moderate to steeply easterly dipping sedimentary and deformation structures.  The sedimentary markers found indicate an eastbound source of sediments.

During the Transamazonic Orogeny (~ 2.0 Ga), the 5,000 m-thick sedimentary package was thrust towards the west, forming tectonic slabs.  The Jacobina Group reflects either a rift or a foreland sequence association.  The rift model has been proposed by a number of workers since the 1970's.  More recent researchers have favoured a foreland basin model.

Three sedimentary cycles, represented by individual stratigraphic formations, account for the development of the Jacobina Group.  From oldest to youngest these are the Serra do Córrego, Rio do Ouro and Cruz das Almas Formations.  The Serra do Córrego Formation consists of interbedded quartzite and conglomerate, with preserved sedimentary structures characteristic of a braided stream type of deposition.  The two conglomeratic members are separated by an intermediary quartzitic member.  The Rio do Ouro Formation consists mainly of quartzite, locally with some interbedded conglomerates.  The Cruz das Almas Formation consists of a package of chlorite and quartz-muscovite schists, along with phyllonite, phyllites and quartzites, which are cyclically interbedded.

The sedimentary sequence of the Jacobina Group indicates a continental environment evolving towards a marine turbiditic phase.  The deposits are believed to be the product of a metallogenic cycle of erosion, sedimentation and mineral deposition similar to the South African Witwatersrand gold ores.

Property Geology  -  Host Rocks

The Jacobina sequence forms a prominent ridge, which is, on average, more than 400 m in elevation above the surrounding countryside, peaking at 1,200 m above sea level.  The gold-bearing quartz-pebble conglomerate in the Serra do Córrego Formation forms a thrust contact with the basement gneiss-greenstone terrane.  The formation is exposed for 28.5 km along strike, from Campo Limpo in the south to Serra Branca in the north, with a maximum thickness of 1,000 m at Itapicurú.

Outcrop of the Serra do Córrego Formation continues to 5 km north of the town of Jacobina, after which the cyclical accumulations of fluvial gravel and sand layers fine upward into marine quartzite that forms the Rio do Ouro Formation.  The underground mine excavations at Jacobina expose structures that characterize the fluvial system which controlled the deposition of the Serra do Córrego Formation.  Cross-bedding and ripple marks show that the most prominent direction of stream flow was up the dip and to the north.  The series appears as a monoclinal structure with the beds striking north and dipping from 45° to 65° to the east.

The Serra do Córrego Formation is subdivided into three main members.  The thickness of these members is variable from section to section.  Within each member are several units of quartz pebble conglomerate.  These conglomerate units are called reefs, following the nomenclature used for the geologically similar region of the Witwatersrand in South Africa.  Several of the reefs within the Upper and Lower Members have been mined, specifically the Basal, Main, Piritoso, Liberino, Holandes, Maneira, Intermediario, LMPC and MPC.  All of these are situated less than 4 km from the Itapicurú plant, and contain extensions of mineralization at depth and often along strike.  Other conglomerate units, situated further from the plant, are lesser known and constitute further potential for the discovery of new mineral resources.  Amongst these are the Serra Branca, João Belo South and Campo Limpo areas where gold mineralization has been encountered in surface trenches or limited diamond drilling.  Blind mineralization may also occur north of Jacobina, where the conglomerates are covered by the Rio do Ouro Formation.  This formation is also characterized by auriferous quartz veins associated with mafic to ultramafic shear zones.

The main characteristics of the mineralized reefs are summarised in Table 7.1.  The individual reefs are described in more detail in the following sub-sections.

Table 7.1

CHARACTERISTICS OF THE PRINCIPAL MINERALIZED REEFS

Mine	Zone	Location	Strike	Thickness	Description
Itapicurú
	LVLPC	Morro de Vento	210 m	1.5m	Large and very large pebbles, only locally mineralized.
	Superior Reef	Morro de Vento	300 m	6.8 m	Medium to small pebbles, irregularly mineralized.
	Inferior Reef	Morro de Vento	250 m	1.4 m	Medium to large pebbles.
	Main Reef	60 to 90 m above basement, Itapicurú	3,000 m	Beds of 0.1 to 3.0 m, Zone up to 12 m	Pyritic, small to medium pebble conglomerate beds. Three channels of deposition, broken by faults.
	Basal Reef	Base Itapicurú	1,600 m	3.0 to 8.0 m	Small to medium pebble, enrichment of gold at its upper and lower portions.
Canavieiras
	Piritoso	Canavieiras	500 m	0.9 to 1.7 m	Average grade of 9.5 g/t Au, medium size pebbles.
	Liberino	Canavieiras	500 m	1.3 m	10 m above Piritoso, average grade of 6.1 g/t Au, medium to large pebbles.
	MU	Canavieiras	400 m	5 to 25 m	Pyritic, medium to large pebble conglomerates.
	LU	Canavieiras	400 m	1 to 10 m	Pyritic, large pebble conglomerates.
João Belo
	LVLPC	João Belo North	600+ m	3 to 5 m	Large to very large pebbles.
	LMPC	João Belo North	600+ m	3 to 15 m	Large to medium pebbles, variable gold values.
	MPC	João Belo North	600 m	1.0 to 3.5 m	Medium size pebbles, locally contains pay values.

Structural Geology

Ductile deformation of the Jacobina Group package appears to be limited due to the very high quartz content of the rocks as evidenced by the presence of numerous primary sedimentary fabrics.  Deformation therefore typically consists of brittle faults.  Major faults are widely spaced, usually on the scale of hundreds of metres, with minor parallel ancillary faults.  These major faults are moderate to high angle transverse faults and they are often accompanied by mafic to ultramafic intrusives.  Often bordering the intrusives are narrow zones of recemented quartz pebble conglomerate breccia.  Where intrusives are lacking, these units display wider breccia zones of a few metres.  Numerous moderate- to high-angle brittle block faults are apparent and result in small offset of units.

Where exposed, the contact between the Precambrian basement and the Serra do Córrego Formation is highly sheared and is likely a thrust contact.  It is represented by a single, relatively sharp, chloritic fault which parallels, or is slightly discordant to, bedding in the sediments.  The entire sequence of the Jacobina Group, comprising the mountains of the Jacobina mine area, is a thrust slice onto the Precambrian basement rocks.

The property is crosscut and broken up by N70 E trending faults.  These faults have a right lateral movement of several hundred to one thousand metres and cause successive blocks of the Jacobina Group to shuffle to the east, as one moves north.  These faults have some vertical component of movement to them and may be occupied by mafic dykes.  The N70 E structures break the Jacobina Group up into 2 to 5 km long blocks.  The structures are frequently occupied by streams which have carved deep, steep-sided valleys and which represent the dividing lines between the major mines within the area.  Much more minor, bedding-parallel faults also occur near the Jacobina mines.

Within the large blocks mentioned above, the stratigraphic sequence is often a monoclinal one, dipping steeply at 60° to 70° to the east.  An exception to this is the block containing the Canavieiras mine where a broad rolling fold, hosting the mineralization, changes from steep east, through flat and shallow west dips before resuming the typical steep east dip.

Detailed interpretation of structure and underground assay data completed late in the life of Jacobina suggests that locally higher-grade mineralization can occur in shear zones.

Deposit Types

Anglo American was attracted to the Jacobina area in the early 1970’s by what it felt were the remarkable similarity of the local gold-bearing conglomerates to the well-known Witwatersrand reefs in South Africa.  More recently, Goldfields’ success at Tarkwa in Ghana highlighted the unique gold-bearing quartz pebble conglomerates in the lower Proterozoic of Africa and South America.

Africa and South America were originally part of a supercontinent known as Gondwanaland.  Gondwanaland was originally part of an even greater land mass known as Pangea, but separated from that continent about 180 million years ago.  Later, Africa and South America broke apart and drifted to their present positions.

Africa and South America have large Precambrian shield areas which underlie significant portions of both continents.  The shields are composed of ancient rocks such as granite, gneiss, schist, and greenstone which were part of the primordial surface of the Earth.  Sedimentary and metamorphic rocks of younger Precambrian age overlie the older rocks.  The younger Precambrian rocks contain gold-bearing conglomerates (paleoplacers) which are about 1.8 billion years old.  These include the Roraima, Tarkwa, and Witwatersrand sequences in South America and Africa, which are many thousands of feet in thickness (Heylmun, 2000).

The Witwatersrand Basin

The Witwatersrand Basin lies within the Kaapvaal Craton of southern Africa, formed 3.7 to 2.7 Ga.  The strata of the basin lie unconformably on the Archean cratonic basement.  The basal sequence, the Dominion Group, is a sequence of thin conglomerates and thick lava flows containing only one known gold-bearing zone and a uranium-rich stratum.  The basal sequence was deposited approximately 3.0 to 2.7 Ga.  After a hiatus of 100 million years, the Witwatersrand Supergroup was deposited.  The Supergroup is divided into two units, the lower West Rand Group and the upper Central Rand Group.  The West Rand Group was deposited at approximately 2,970 Ma and consists of shales, quartzites, grits and conglomerates and only one gold-rich conglomerate bed.  In contrast, the Central Rand Group, deposited from approximately 2,914 Ma on, consists of quartzites (90%), grits and rare shale and, most importantly, numerous gold-bearing conglomerate horizons.

The exceptional gold reefs of the Witwatersrand Basin dip at 20 to 25° towards the centre of the basin and are found to persist over area of 10 to 100 km2, maintaining consistent gold grades (approximately 15 g/t) and reef mineralogy.  The auriferous reefs are commonly no more than one metre in thickness, although some of the richest reefs within the mid-fan facies are only centimetres thick.  These reefs are conglomeratic units commonly overlying "interformational" unconformities in the alluvial fan deposits (Barnicoat et al., 1997).  The conglomerate units are typically pebble-supported, mature (free of clays and silts) and tightly cemented.

There are two families of thought on the formation of the Witwatersrand deposits, the paleoplacer group and the hydrothermal group.  There is some evidence supporting both models.  Today most people seem to believe that these deposits were placers which have locally experienced some remobilization of gold by fluids after lithification.

The Witwatersrand has produced over 43,000 t of gold and the remaining reserves are known to contain another 40,000 t, making it, by well over an order of magnitude, the greatest gold producing area in the world.

Tarkwa

The Tarkwa mine is located in south central Ghana.  In Ghana, the Birimian greenstone belt sequence occurs as irregular basins of predominantly metasedimentary strata, separated by a series of north-east trending belts of metavolcanics, on which the majority of the major gold deposits are clustered, and a north-northwest striking belt, the Lawra belt, which extends northwards into Burkina Faso.  The Birimian greenstone belts in Ghana are unconformably overlain by Proterozoic age Tarkwaian metasediments, which are host to the gold mineralization at the Tarkwa mine.  The style of the gold mineralization is similar to that found in the Witwatersrand Basin, concentrated in conglomerate reefs.

The deposit at Tarkwa is composed of a succession of stacked tabular palaeoplacer units, consisting of quartz pebble conglomerates, developed within Tarkwaian sedimentary rocks.  Approximately ten such separate economic units occur in the concession area within a sedimentary package ranging between 40 m and 110 m in thickness.  Low grade to barren quartzite units are interlayered between the separate reef units.

Five separate production areas are located on and around the Pepe Anticline, a gently north-plunging fold structure that outcrops as a whaleback hill.  The sedimentary sequence and the interlayered waste zones between the mineralized units thicken to the west.  In 2001, Goldfields reported reserves of 131.2 million t grading 1.6 g/t Au containing 6.862 million ounces of gold.  Total resources were reported as 340.4 million t grading 1.6 g/t Au and containing 17.067 million ounces of gold.

The Roraima Group

The Roraima group in northern Brazil, southern Venezuela and the Guyanas contains conglomerate beds (paleoplacers) in which are found gold and diamonds.  Most of the placer gold and diamonds found in Venezuela and northern Brazil are thought to have been derived from paleoplacers in the Roraima (Heylmun, 2000).  The gold-bearing quartz pebble conglomerates of the Serra do Córrego Formation at Jacobina are the most significant known deposit of this type in South America.

Jacobina

Anglo American proposed a Witwatersrand-type paleoplacer model for the deposits of the Jacobina area and operated its mines on this principle, concentrating on stratigraphic mapping and correlation.  William staff indicated to Micon during the 1998 visit that they felt this was probably the original source for the gold, but that some remobilization had taken place, and refer to the presence of narrow, gold-bearing quartz veins in some of the nearby ultramafic dykes.  Micon concurred with this opinion, particularly in light of the apparent correlation of high fuchsite concentrations with high gold values.  Fuchsite is a hydrothermal alteration mineral and is rare in the Witwatersrand.  In addition, Micon notes that the highest-grade mineralization known to exist in the area occurs at Canavieiras where the most extensive structural deformation occurs.

The Company will be proceeding with its exploration program, using a similar geological model to William, and including more exploration effort directed towards the understanding of structure.

5.  Exploration

At the time of writing, the Company had completed most of the planned phase I exploration described in the following pages; including, the diamond drilling of 12 holes, and assay results are pending.

Anglo American conducted several decades of extensive exploration work on the Serra do Córrego Formation, principally in the area of the Itapicurú, João Belo and Canavieiras mines, resulting in the discovery of these deposits.

William completed an exploration program in 1997 to search for depth extensions to the Canavieiras mine and southerly extensions to the João Belo mine.  The results of this program are discussed in the Geological Settings and Mineralization Sections.

Except for work by garimpeiros, most of the belt of exposure for the Serra do Córrego Formation remains relatively unexplored.

6.  Mineralization

Gold Mineralization

The host rocks to the Jacobina gold mineralization are highly sorted and rounded quartz pebble conglomerate reefs of the Serra de Córrego Formation.  Gold occurs predominantly within well packed conglomeratic layers in which small and medium size quartz pebbles are present.  The gold occurs within the matrix and often in association with pyrite and fuchsite. However, these accessory minerals also occur in the absence of gold.  Gold-rich reefs show a characteristic greenish aspect because of the presence of the chromium-rich muscovite, fuchsite.  Intra-reef quartzites typically contain low gold grades (<0.70 g/t Au).  Higher concentrations of gold are often encountered within the foreset beds, adjacent to topset beds, within a cross-bedded reef although this may also reflect structural upgrading.  Two important examples of this style of mineralization are the Canavieiras mine and the Garimpo Americano, both important exploration targets.

The gold-bearing reefs are typically 1.5 to 8.0 m wide, showing a lenticular shape with their major axis dipping easterly.  These reefs can be followed along strike for hundreds of metres, and in some cases for kilometres.  Some contacts between reefs and the later crosscutting mafic and ultramafic intrusives are enriched in gold.

Not all conglomerates of the Serra do Córrego Formation are mineralized, and many are completely barren of gold.  Although they are quite homogeneous along their strike and dip extensions, the mineralized conglomerates differ from one another in stratigraphic position and mineralization patterns.  The differences are likely due to changes in the depositional environment, and possibly also in the source areas.  Recent work by JMC in the later years of mine operation, however, indicates that structure has a more important role in localizing gold mineralization.

Ore Zone Descriptions

While the reefs are variable in thickness, they are very continuous in strike length and down dip extension, reflecting their sedimentary origins.  Gold has a heterogeneous distribution within these reefs, with higher-grade concentrations often found at the upper contacts.  These higher-grade zones have been interpreted as being due to paleo-weathering, but may also reflect structural upgrading.  There are, however, other zones of gold enrichment related to tectonic activity.  In some cases (e.g. Canavieiras) the structural enrichment by remobilization is much more important than any weathering related enrichment.

Most of the gold occurs in the form of free gold, hosted almost exclusively in the matrix of the quartz pebble conglomerates.  Locally, economic zones of gold mineralization are found within the adjacent quartzites, but these are of limited importance.  The gold-mineralized matrix of both the conglomerates and adjacent quartzites are typically rich in fuchsite, giving the rocks a distinctive green colour on a fresh surface.  However, fuchsite-bearing conglomerates with little or no gold also occur.

Several of the conglomerates also have significant pyrite concentrations in their matrix, although the presence or absence of pyrite is not a useful indicator of gold grades.

Similar to other gold-bearing quartz pebble conglomerates of the world, the reefs at Jacobina also contain trace amounts of uranium, a potentially useful exploration tool especially in areas covered by later sediments.

Stratigraphy Of The Gold Mineralized Units Of The Lower Conglomerate Member

The Lower Conglomerate Member contains two principle reefs, the Basal Reef and the Main reef.

The Basal Reef is presently known only at Itapicurú where it has been recognised along 1,600 m of strike, 700 m of which is exposed by underground development.  It constitutes the first conglomerate of the sequence, usually laid directly over the gneiss-greenstone basement although a narrow, basal quartzite bed is found locally between the basal conglomerate and the basement.  Typically the basal conglomerate is 3 to 8 m thick and pyritiferous, with small- to medium-sized well-packed pebbles.  Economic concentrations of gold occur along its lower portions, which are interpreted to result from the concentration of gold along shear zone contacts.  A layer of pebbly quartzite and a poorly-packed large pebble conglomerate with erratic and uneconomic concentrations of gold covers it.

The Main Reef is the next gold-mineralized conglomerate in the sequence and is composed dominantly of cross-bedded quartzite, with local conglomerate horizons.  This zone is up to 12 m thick, and is located about 60 to 90 m above the basement.  As with the Basal Reef the Main Reef zone occurs at Itapicurú, extending for 3,000 m from the Morro do Cuscuz area in the north, to Morro do Vento, in the south.

Along its full extent, the Main Reef Zone lies between two remarkably continuous and contrasting conglomerates. The Footwall Conglomerate is a very well packed and sorted, oligomictic, pyritiferous, medium-sized pebble conglomerate.  It is 35 to 45 m thick.  The Hangingwall Conglomerate is a 30 m- to 40 m-thick, poorly packed, oligomictic, large pebble conglomerate, devoid of pyrite and gold grades, and locally occupies channels cut in the Main Reef Zone.

The Main Reef is exposed underground along its complete strike length.  It consists of a bed of pyritiferous, small to medium pebble conglomerate.  It varies from 0.1 to 3.0 m in thickness, with an average of about 2.0 m.  Three channels of deposition have been identified, which usually narrow gently towards their edges and locally host enriched gold concentrations due to possible reworking.

Although it presents attractive grades and thickness, as demonstrated by core holes and the underground exposures, the central channel is broken by a zone of closely-spaced faults, and split into small slices, inhibiting mechanized mining.  Only a small part of this channel was exploitable with the methods used and was not considered a mineral reserve for the mine.  However, the southern channel is remarkably continuous and uniform and constitutes most of the resources and reserves previously reported by JMC for this conglomerate.

Stratigraphy Of The Gold Mineralized Units Of The Upper Conglomerate Member

The Upper Conglomerate Member contains sections of mineralized conglomerate units along its complete strike length, from Serra Branca in the north to Campo Limpo in the south, a distance of 28.5 km.  The better-known conglomerates are those already exposed by mining at Canavieiras, Serra do Córrego, Morro do Vento and João Belo.

The Upper Member has a great number of conglomerates, all well-packed, pebble-supported, oligomictic, and dominantly consisting of medium to very large quartz pebbles.  The conglomerates are concentrated in three massive units, each one aggregating to 65 to 80 m in thickness, all containing interbeds of planar or through cross-bedded quartzite.  The three conglomerate units (Lower, Intermediate, and Upper) are separated by two quartzites with widths ranging up to 90 to 100 m.

The Lower Conglomerate Unit of the Upper Conglomerate Member is host to most of JMC’s resource base reported at the time of mine closure, including the LMPC reef at the João Belo mine and the Intermediate Reef sequence at the Itapicurú mine.  The conglomerate beds consist typically of medium to large quartz pebbles supported in a sandy matrix.  The fuchsite-rich matrix has significant but variable amounts of pyrite.  The individual conglomerate beds can be traced on surface and in underground workings for hundreds of metres along strike and possess significant down dip extension.

At the João Belo North mine, the Lower Unit of the Upper Conglomerate Member consists of three consecutive, well-packed, pyritiferous quartz-pebble conglomerate units, all of which host mineralization that was previously mined.  The lower conglomerate layer, or MPC Reef, is mostly comprised of medium-sized pebbles, with a thickness of 1.0 to 3.5 m.  The second conglomerate layer, or LMPC Reef, consists of large and medium pebbles and is 3 to 15 m thick with variable gold values.  The upper conglomerate layer, or LVLPC Reef, varies from 3.0 to 5.0 m in thickness and consists of large to very large pebbles in a greyish matrix.  At some sites there is a mineralized small pebble conglomerate, known as the SPC Reef, at the upper contact of the LVLPC.  Thin wedges of quartzite often mark the contacts between the three conglomerates.  There are also differences in the colour of some pebbles, ranging from pink to yellow to green.  The mined zones extend for at least 900 m along strike and mine workings are presently focused in the LMPC Reef.

The João Belo mine included ore zones north and south of the cross cutting mafic dike.  The area immediately south of the dike is called João Belo South Extension and was drilled during 1997, confirming the continuity of the mine stratigraphy over 450 m to the south of the mine workings with similar grades and widths.

At Itapicurú (Morro do Vento), three oxidized conglomerates of the Lower Unit of the Upper Conglomerate have been developed and partially exploited underground.  All three have a pyrite-rich matrix and are well packed.  The lower is the Inferior Reef, with medium to large pebbles being continuous along strike for 250 m, and 1.4 m thick.  Above it, the Superior Reef (marked LMPC on the section) is characterized by medium to small pebbles toward the top and medium to large pebbles in the base.  The best-mineralized area is at the centre of Morro do Vento where over 280 m of strike length, with more than 3.0 g/t Au over 6.8 m thickness has been defined.  The upper mineralized conglomerate is the LVLPC Reef, made up of large and very large pebbles, but which is only locally mineralized.

At Serra do Córrego and Canavieiras the LU and MU Reefs (Lower Unit and Middle Unit) are located in the base of the Upper Conglomerate Member.  At the Canavieiras mine, these two reefs do not outcrop but were identified by three drill holes below the Piritoso Reef and are limited by faults and intrusive rocks.  The LU Reef occurs in the top of a conglomerate layer with medium-sized pebbles.  The MU Reef is pyritiferous, with large- to medium-sized pebbles and is more than 20 m thick.

At Serra do Córrego the LU and MU Reefs outcrop along a strike length of over one kilometre.  They are pyritic and contain medium-sized pebbles with locally higher gold values near the top.

In the Intermediate Unit of the Upper Conglomerate Member, mineralized conglomerates are more frequent in the lower section, and frequently amongst non-economic conglomerate beds.  They have a pyrite and fuchsite-rich matrix, and typically are one to several metres in thickness, with hundreds of metres of strike extension and a significant down-dip extension.  Some have smaller pebbles and better packing at their upper contact, clear indications of alluvial reworking.

At the Canavieiras mine, the Intermediate Unit of the Upper Member is 82 m thick and is characterized by six well-mineralized and well-packed oligomictic, and highly-pyritiferous conglomerates, of which the lower two, the Piritoso and the Liberino, were more developed and exploited along 500 m of strike length.  Both are extensively oxidized on the developed levels.  The most productive is the Piritoso Reef, located 10 m below the Liberino Reef, with 0.9 to 1.7 m of thickness and pebbles of medium size, where higher than average grades have been discovered. The Liberino Reef, averaging 6.1 g/t Au, is typically 1.3 m thick and consists of medium to large pebbles, in a greenish matrix (fuchsite).  The other reefs of the Intermediate Member are the 4A, 4B, N5, Holandes and Maneira.  These were only mined locally.

When the 1997, mineral resources were estimated, the Canavieiras mine was considered to be of secondary importance.  However, structural and stratigraphic reviews had shown that the LU-MU reef could exist below the previously-mined Piritoso Reef.  One diamond drill hole was drilled in October/November 1997 which gave results of 7.07 g/t Au over a 24.0 m true width from the MU reef, and 2.55 g/t Au over 3.01 m from the LU reef.

These results significantly added to the knowledge of these deeper ore zones, and indicate a potential for the discovery of significant new mineral resources, not only in the Canavieiras mine, but throughout all of the mineralized zone of the Serra do Córrego Formation.

The Liberino and Piritoso reefs in the Canavieiras mine contain some of the highest grade ore ever mined by JMC.  This mine has very complex structural geology and the mineralized zones are limited by large faults, many of them filled with sheared volcanic material.  The higher-grade nature of this mineralization could well be related to this structural complexity.

7.  Drilling

The database, from which JMC estimated the mineral resources at the Jacobina project is comprised of two types of sample, drill core and chip/channel samples.  Until the mid 1990’s, the database was strictly a paper one with holes and sample information plotted on plan, section and longitudinal sectional projections.  JMC computerized the database after acquisition by William, but had not used it in any mine planning software package as of the date of mine closure.

The drill holes in the database are a mixture of BQ (core diameter = 36.5 mm) and TT (slightly smaller than BQ) sized core.  The BQ core is drilled from company-owned surface exploration drill rigs and the TT core from underground.

All drill hole setups were marked up underground, in paint, by a surveyor.  The markup included a foresight and backsight in addition to the hole number, inclination and hole length.  Drill holes were stopped by the driller at the specified footage, but the drill was not moved to the next hole without the permission of the geological technician in charge, who inspected the core prior to moving.

In addition to drill hole logging and sampling, all development headings were mapped at 1:200 scale and sampled when in, or near, conglomerate.  The mapping was plotted on plans, as was the chip/channel sampling, and is available for interpretation purposes during resource estimation.  The chip/channel sampling was also sometimes composited into pseudo drill holes for use in resource estimation.

There are nearly 300 holes and 40,000 m of drilling in the João Belo mine portion of the database alone with many more in other areas.  A complete description of the drilling is not possible within the scope of this report. However, specific drill programs are described in Section 19 of the Micon Report where they affect interpretation of exploration potential.

8.  Sampling and Analysis

JMC geologists lithologically logged and sampled all drill holes.  Previous practice was to sample all conglomerates, but William changed this to a practice of sampling through the conglomerates into adjacent quartzites on both sides.  Surface holes, which tend to be exploration drilling, were split, half-core sampled and then stored for future reference.  Underground definition drill holes are whole-core sampled.  Generally, all samples were submitted to the mine’s assay laboratory but, in later years, William began submitting samples from exploration holes to an outside laboratory.

JMC Database

The Jacobina project had a relatively modern, well-equipped assay laboratory on site near the plant and metallurgical facility at the Itapicurú mine.  The laboratory is equipped for performing both fire assay (FA) and atomic absorption spectrophotometry (AA) analyses.  AA determinations of precious metals at Jacobina were used only for process control samples which contain soluble gold.  All samples from the geology department were analysed by the FA method with gravimetric finish.

The sample preparation facility at the laboratory consists of a sample drying and handling area and a crushing room.  After drying, samples were crushed in stages using a jaw crusher and roll crusher.  Samples were then split with a Jones riffle splitter to produce a large sample which was ground to minus 100 mesh pulp in a disk pulverizer.  The final pulp was rolled on a rubber mat and then quartered.  Sample increments were selected from opposite quarters to composite an analytical subsample or aliquot.  This sample was then subjected to FA analysis.

Historically JMC used 100-g aliquots for its fire assays.  After a study performed in 1996, which compared 50 g and 100 g samples, it was decided that all FA aliquots at Jacobina would continue to be 100 g in size.  In Micon’s experience this is a very large aliquot size and is likely to result in relatively little variability being introduced at the sample preparation stage.  The 100-g samples were fused in a single large crucible.  Crucibles for metallurgical and geological samples were kept separate.

Micon’s review in 1998 concluded that the sample preparation procedure described above is a conventional one used in the mining industry for decades.  It should be noted, however, that in recent years the use of disk pulverizers has been discouraged in the preparation of samples which may contain native gold, as these devices have a tendency to smear gold onto the plates and retain it, only to release the gold later in a following sample.  Present best practice is considered to be a ring and puck pulverizer.  The practice of rolling a sample on a rubber mat was initiated to homogenize it before selecting a subsample for further preparation or analysis.  In a situation where free gold grains exist in a matrix of pulverized silicate minerals, the extreme density contrast between them (19.3 for gold versus 2.7 to 3.1 for most minerals) means that the gold grains are very quickly sifted to the bottom of the pulp and left on the trailing edge as the sample is rolled.  A sample processed this way has not been homogenized but, rather, has been segregated.  As a result, adequate subsampling for analysis can become difficult.  The practice of quartering the pulp to subsample, as used at Jacobina, tends to mitigate this effect somewhat.  The preferred practice is to select multiple sample increments from a pulp, having disturbed it as little as possible, or to split a subsample using a very small riffle splitter.

In 1998, Micon expressed its opinion that both of the items outlined above should be generally discouraged given that they are not best analytical practice and tend to magnify problems associated with nugget effect.  Nevertheless, given the relatively low and even gold grades of the mineralization at Jacobina, and the lack of coarse or even visible gold, Micon believes that they have had a very limited effect on the accuracy of the resource estimation.  The discussion on data quality below tends to support this view.

In Micon’s view the Jacobina laboratory was generally well-operated.  It exhibited a high degree of general cleanliness and good housekeeping.

Data Quality

The Jacobina laboratory ran a quality assurance/quality control (QA/QC) program.  This program consisted of introducing one sample duplicate and one blank sample with each tray of 35 fire assays.  At the time of Micon’s visit it was William’s intention to expand the QA/QC program to purchase and include an analytical standard and to involve the laboratory in a round-robin cross checking program with other laboratories in Brazil and/or elsewhere in South America.

William also performed an initial statistical analysis of a portion of the Jacobina database after its acquisition of JMC.  The data used for the estimation of the resource at João Belo were studied and this study was reviewed by Micon in 1998.  Frequency histograms and log probability curves were plotted for the raw data.

The plots of raw data from João Belo show a single, lognormally distributed population from just above the 10th, out to beyond the 99th percentile, representing a gold grade range of about 0.1 to over 100 g/t Au.  Below the 10th percentile, or approximately 0.1g/t Au, most of the data reported as having a value of 0.01 g/t Au.  No analytical results were reported with values of 0.02 to 0.04 g/t Au and very few for 0.05 g/t to 0.09 g/t Au.  This probably indicates an inability to discriminate between gold values in this concentration range and likely means that the laboratory has an accuracy of about ±0.1 g/t Au.  The data also show very few outliers.  Of the 39,664 assays in the database, only 32 were above 30.0 g/t Au.

It was Micon’s opinion that the portion of the database used by JMC to estimate the resources at João Belo was a “clean” and well-sampled one and was suitable for use in the accurate estimation of a resource.  It is likely that the remainder of the database is of similar quality.

Data Verification

At the time of writing, DSM had completed most of the planned phase I exploration of the properties, including diamond drilling, and assay results are pending. Independent verification of data was not included within the scope of Micon’s present assignment on behalf of DSM; as discussed above, Micon conducted data verification as part of its assignment on the property in 1998.

William instituted a number of data verification checks when it acquired JMC and had contracted the BLM Service Group to perform a review of exploration and resource estimation procedures.  Included within this review was a verification of the accuracy of entries into the geological database used to estimate resources at Jacobina.  Several corrections were made and changes to standard procedures were instituted.

The ultimate measure of data quality is the metallurgical balance and reconciliation of reserves to that balance.  The results of the reconciliation, described above, in Section 6 of this report, show that the reserve estimates were predicting the head grade of mill feed to within less than 5% of the true grade, which was adjusted for with an MCF.  Micon considered this to be acceptable and within the normal range for mines.

9.  Security of Samples

Desert Sun has completed most of the planned phase I exploration and it is its intention to run an industry-standard sampling and analytical program for the exploration program. Brazilian laboratories have been be used, however, only those which are ISO-certified and affiliated with a major foreign laboratory, such as SGS or ALS, will be considered for selection.  A program of insertion of blanks, standards and duplicates have been instituted and 10 to 15% of the pulps will be rerun at a certified Canadian laboratory.

10.  Mineral Resource and Mineral Reserve Estimates

It is the Company’s intention to re-examine JMC’s mineral resource and mineral reserve estimates in the future.  JMC’s most recent resource estimate was made by hand using a longitudinal polygonal method.  The Company intends to perform its estimate with a block model, incorporating exploration results from the program proposed herein.

Given the significant change in the US dollar: Real exchange rate in recent years, mining costs expressed in dollars are expected to have changed greatly.  A new feasibility study will be required before any mineral reserve can be estimated.

At the time of writing this report, Desert Sun has not presented any mineral resource or reserve estimations for the Jacobina mine.

11.  Exploration and Development

As a condition of the Option Agreement, the Company must spend US$2,000,000 to earn a 50% interest in JMC.  The company has therefore developed a proposed exploration program with this total expenditure partly in mind.  The proposed program, as presented to Micon by DSM, is in two phases:

Phase I has comprised regional exploration using remote sensing, analysis of airborne geophysical data, geological data compilation using GIS, modelling of mineral deposits using Gemcom, ground geological and geophysical follow-up and approximately 2,300m of surface diamond drilling. At the time of writing, assay results from the diamond drilling are pending.

Phase II will be primarily focussed on surface drilling to outline discoveries and define mineralization following up on results from Phase I.  Dewatering and underground drilling will also be done at Canavieiras.  Total drilling will be 5,000 to 6,000 m.

Phase I

The components of the Phase I program are as follows:

Remote Sensing

The JMC property holdings area is covered by a single LANDSAT scene, which facilitates analysis.  In addition, DSM is also investigating availability of coverage from Brazilian satellites that may be more recent.

Clay index, iron oxide, vegetation and composite maps will be generated to aid interpretation.  A geological interpretation map and a fracture/fold lineament map based on available geological information and spectral data will be prepared.  The distribution of known mineral occurrences will be compared to the lineament map in order to identify structural controls on mineralization.  Target areas will be selected for ground follow-up and additional study.

GIS

The property has good base level geological data that were largely compiled by Anglo American in the 1970’s.  All of the garimpos in the belt have been mapped in considerable detail and much of the data are presented in well-drawn, hand-drafted maps.  However, little of this data beyond the immediate mine area have been properly compiled.

In 1996-1997, JMC commenced the compilation process and geological maps in the immediate mine areas were digitised.  DSM will continue this work and compile available data over the entire property.  Topography and other useful data will be digitised and the results of the remote sensing work will be integrated into the model.  Analysis of the model will be undertaken in order to outline target areas which will be investigated by ground follow-up.  This work will be done in ArcView with the assistance of a GIS specialist.

Airborne Geophysical Data

An initial quote for flying the property at 100-m line spacing (magnetic, electromagnetic and radiometric coverage) from Fugro indicated a cost of US$250,000, which exceeded the available budget for DSM.  Fortunately, the Brazilian government flew the general area three years ago and this coverage is planned to be available for purchase in August, 2002.  The line spacing is somewhat wider, at 500 m, but, given the extensive nature of the belt and the relatively long strike length of the known deposits, it is anticipated that these data should be adequate for analysis of regional trends and identification of major target areas.  The government airborne survey included magnetic, electromagnetic and radiometric data.

The data will be processed in Toronto by a reputable geophysical data processing firm under the direction of an experienced geophysicist.  Representative rock samples will be collected at Jacobina and analyzed for their physical properties to aid in calibration of the airborne dataset.  In addition, a 3-D constrained model which uses the airborne data in conjunction with geological and drilling data, will be built by Mira Geoscience in Montreal.

Gemcom Modelling

In 1996-97, JMC carried out an extensive program of data verification and entry of historical data into digital form.  Prior to this, all work at the mine was done manually.  All drill hole information in the mines and immediately surrounding area was entered and verified.  Level plans were digitised in AutoCAD and this information was imported into Gemcom.  DSM plans to build on this work by completing the data compilation and then preparing 3-D models for all of the mines and surrounding area where sufficient drilling is available for modelling.

The emphasis will be on developing a predictive model for the entire belt since, previously, the mines were considered as separate segments with the correlations between mine stratigraphy done only on a very general basis.  The successful drilling at Canavieiras in 1997, which returned 7.0 g/t Au over a 24.0 m true width, demonstrates the importance of this approach.  JMC recognized that the MU and LU Reefs at Canavieiras are the same as those that have been mined extensively in the Itapicurú mine.

Ground Follow-up

DSM has retained an experienced geological crew in Brazil that will carry out ground follow-up of existing known targets and new targets identified as a result of the work outlined above.  This work will include geological mapping, sampling and trenching/stripping where appropriate.  Areas of recent garimpeiro activity, especially east of Jacobina, will be investigated.  A provision has been made in the budget for ground geophysical follow-up surveys (IP or EM, depending on the target) in covered areas.

Diamond Drilling

JMC outlined a number of potential diamond drilling targets in 1996-97.  The final selection of holes will be made on site and will include a mix of known targets and more “wild cat” holes to test major targets identified in the remote sensing/airborne geophysics/modelling/ground follow-up program.

The emphasis in the first phase will be on identifying major extensions to known mineralization and major areas of new mineralization.  Successful drill holes will be followed up with more diamond drilling in the second phase.  Drilling in the first phase has totalled approximately 2,300 m.  Assaying will be done at an ISO-accredited laboratory in Brazil, with regular check assaying of pulps in an accredited laboratory in Canada. At the time of writing, assay results are pending.

The following table outlines the budget for Phase I of the Exploration Program for the Jacobina gold project:

DSM PHASE I EXPLORATION BUDGET

(US DOLLARS)

PHASE I BUDGET	2002					2003
Activity	Aug	Sep	Oct	Nov	Dec	Jan	Subtotal	Total
Micon Report	7,000						7,000	7,000
Setup in Brazil
- 2 pickups (4wd)	40,000						40,000
- 3 Desktop Computers, 1 Laptop + Printers	9,000						9,000
- AutoCAD, ArcView, CorelDraw	4,000						4,000
- 1 Plotter and Digitizing Table	5,500						5,500
- 2 GPS units, office furniture	3,000						3,000	61,500
Personnel in Brazil
- Management + expenses	3,000	3,000	3,000	3,000	3,000	3,000	18,000
- Geology team	11,000	11,000	11,000	11,000	11,000	11,000	66,000
- Security, office, admin	12,000	12,000	12,000	12,000	12,000	12,000	72,000
- Consumables, fuel, meals	2,500	2,500	2,500	2,500	2,500	2,500	15,000
- Legal services	1,000	1,000	1,000	1,000	1,000	1,000	6,000
- Travel to Toronto			2,500			2,500	5,000	182,000
LANDSAT Interpretation	6,500	6,500	2,000				15,000	15,000
Airborne Geophysical Interp.
- Purchase of data - 2000 l-km	8,000						8,000
- Processing of geophysical data		16,000					16,000
- 3-D Constrained model			10,000				10,000
- Geophysical Consultant, Interp.-Report		2,500	2,500	2,500			7,500	41,500
Geol. Interp. & GIS Data Comp.	4,000	5,000	3,000	3,000	3,000		18,000	18,000
Gemcom modelling
- Software rental (1 Brazil, 1 Toronto)		2,300	2,300	2,300	2,300	2,300	11,500
- Consultants (Brazil - setup/training)			5,000	5,000			10,000	21,500
Geol. Mapping, Prospecting, Sampling
- Trenching, stripping			10,000	10,000			20,000
- Assaying - 1500 samples		4,500	4,500	4,500	4,500		18,000	38,000
Check Assaying Program		3,000	3,000	3,000	3,000		12,000	12,000
Ground geophysics test survey			30,000	5,000			35,000	35,000
Diamond Drilling 2600m @ 100/m		60,000	100,000	100,000	40,000		300,000	300,000
Reporting					10,000	10,000	20,000	20,000
Management - Toronto + expenses	3,500	3,500	3,500	3,500	3,500	3,500	21,000	21,000
Laptop/software purchase	5,000						5,000	5,000
CAD drafting services	500	500	1,000	1,000	1,000	500	4,500	4,500
Pearson - site visits	3,000	3,000		3,000		3,000	12,000	12,000
Office expenses, shipping, telephone	1,000	1,000	1,000	1,000	1,000	1,000	6,000	6,000
Total	129,500	137,300	209,800	173,300	97,800	52,300		800,000
Balance of Budget to allocate depending on results								200,000
TOTAL								1,000,000

Phase II Exploration Program

Phase II will largely comprise diamond drilling (5,000 to 6,000m) following up on successful drilling in Phase I, with the aim of defining major additions to the current known mineralization and providing enough data for mineral resource estimation.  Previous experience indicates that the continuity of mineralization at Jacobina is good, hence wide step outs for drill holes, in the order of 100 m, are considered reasonable, provided that there is good knowledge of cross-faulting and thrust faulting that affects geometry.  The Gemcom model and GIS information will be used to aid in locating drill holes.  Dewatering and underground drilling at Canavieiras to define the mineralization identified by previous operators in the MU and LU Reefs will also likley be carried out during this phase.

ITEM 5:  SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1 Annual Information

	Year ended August 31st (audited)
	2002	2001	2000

Net sales or total revenues	2,414	107	3,465

Income from continuing operations
- in total	Nil	Nil	Nil
- per share	(0.00)	(0.00)	(0.00)

Net income (loss)
- in total	$(125,421)	$(38,569)	$68,822
- per share	(0.01)	(0.00)	(0.010

Total Assets	1,812,288	31,947	30,653

Total long term debt	Nil	62,102	56,837

Cash dividends declared per share	Nil	Nil	Nil

The Issuer's accounting policy with respect to deferred exploration costs is to capitalize expenditures incurred and charge the amounts to income when properties are developed to a stage of commercial production, through unit of production depletion.  If an area of interest is abandoned or if it is determined that its value is less than book value, the related costs are charged against income in the year of abandonment or determination of value.

In the fiscal year ending August 31, 2002, the Company wrote-off its investment in the Tubutama borate project. This one time write-off was in the amount of $23,249.

5.2 Dividends

The Company has not paid any dividends since incorporation and dividends will not be paid by the Company in the foreseeable future.  Payment of dividends in the future is dependent upon the earnings and financial condition of the Company and other factors which the directors may deem appropriate at the time.  However, the Company is not limited in any way in its ability to pay dividends on its common shares.

ITEM 6:  MANAGEMENT'S DISCUSSION AND ANALYSIS

6.1 General

The following discussion should be read in conjunction with the Consolidated Financial Statements and accompanying notes of the Company for the year ended August 31, 2002 and for the years ended August 31, 2001 and 2000.

The Company’s business consists of the exploration of resource properties, the results of which are measured by the extent and quality of mineralization discovered, as compared against the costs of attaining these results.  The amount of the Company’s administrative expenditures is related to the level of financing and exploration activities which are being conducted, which in turn may depend upon the Company’s recent exploration experience and prospects, as well as the general market conditions relating to the availability of funding for exploration-stage resource companies. Consequently, the Company does not acquire properties or do exploration work on them on a regular basis.  As a result, there may not be predictable or observable trends in the Company’s business activities, and comparisons of financial operating results with prior years may not be meaningful.

The Company’s primary objective is to explore and, if warranted, to develop its existing properties.  Its secondary objective is to locate, evaluate and acquire other properties and to finance their exploration and development either through equity financing, by way of joint venture, option agreements or a combination thereof.  Identification of a commercial grade ore body and the ability of the Company to realize the costs it has incurred on a property is dependent upon the Company being able to identify the ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the property, or be able to realize the costs incurred on a subsequent disposition of the property.

The Company’s Jacobina gold property has a known body of commercial grade ore, which until 1998, included a producing mine.  In 1998 the mine was shut down due to high production costs and low gold prices.  With increased gold prices and a significantly devalued Brazilian currency, the Company believes that this mine can now be reopened and operated on a profitable basis.

In the preceding two fiscal years, the Company preformed no fieldwork and thus incurred limited expenditures on its properties.  The majority of the current fiscal year has been spent evaluating new prospects for the Company.  In January 2002, the Company signed a Letter of Intent to earn a 51% interest in the Jacobina gold project in Bahia, Brazil.  Since that time, the Company’s management has acquired the necessary financing to undertake an exploration and development program on the property. In September 2002, the Company entered into an agreement to acquire the remaining 49% interest in the Jacobina project.

6.2  Quarterly Information

	Aug. 2002 (4th Quarter)	May 2002 (3rd Quarter)	Feb. 2002 (2nd Quarter)	Nov. 2001 (1st Quarter)	Aug. 2001 (4th Quarter) (Audited)	May 2002 (3rd Quarter)	Feb. 2002 (2nd Quarter)	Nov. 2001 (1st Quarter)
REVENUES	2	0	5	5	107	104	81	60
EXPENSES	127,000	21,679	10,805	6,069	38,676	40,155	19,021	9,546
NET INCOME (LOSS)	125,421	(21,679)	(10,800)	(6,064)	(38,569)	(40,051)	(18,940)	(9,486)
LOSS PER SHARE	0.01	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Note : All quarterly numbers are a cumulative total for year-to-date

6.3 Liquidity And Capital Resources

Currently the Company does not have operating revenues, nor did it in fiscal 2001 and 2000.  The Company does not anticipate generating any operating revenue until such time as the Jacobina project resumes production.  Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its ongoing operations.

The market price of metals is highly speculative and volatile.  Instability in metal prices may affect the interest in mining properties and the development of and production from such properties.  During the past few years the price of metals has substantially decreased. If the decline in metal prices continues, this may adversely affect the Company’s ability to raise capital to explore existing or new mineral properties.

For the year ended August 31, 2002, the Company raised $2,194,715 from the issue of 1,289,000 shares and 5 million special warrants.  For the year ended August 31, 2001, the Company did not raise any funding, but in the fiscal year ended August 31, 2000, a total of $262,500 was raised by the issue of 2,500,000 special warrants.  The Company currently has warrants and share purchase warrants outstanding, which if exercised, would raise $1,625,000 by the issuance of an additional 3,500,000 shares.

6.4  Results Of Operations

The Company’s operating expenses for the year ended August 31, 2002 was $125,421. The majority of the expenses occurred in the fourth quarter as the Company’s activities and management were restructured, and the Jacobina property option acquired.

The Company has incurred operating losses over the past several years and has a working capital of approximately $1.8 million at August 31, 2002 (2001 - $175,000).

The Issuer's activities are primarily directed to exploration programs, and yearly variations in individual property costs generally reflect increases or decreases in specific exploration costs.

Fiscal 2001 Compared with Fiscal 2000

The Company reported a net loss of $38,569 for the year ended August 31, 2001, or $0.00 per share compared to a net loss of $68,822 or $0.01 per share for the year ended August 31, 2000.  The Company had no operating revenues for the year. The Company had no write-offs or write-downs during 2001 and 2000.  Administrative expenses have declined in 2001 compared to the corresponding period in 2000, as the Company had performed no field work on its properties during the period.

Fiscal 2000 Compared with Fiscal 1999

The Company reported a net loss of $68,822 or $0.01 per share for the year ended August 31, 2000, compared to a net loss of $903,772 or $0.07 per share for the year ended August 31, 1999. The Company had no operating revenues over the period.  The Company had no write-offs or write-downs during 2000 but in the fiscal year 1999, the Company wrote-down its Batangas gold project in South Luzon Island, Philippines in the amount of $745,810.

ITEM 7:  MARKET FOR SECURITIES

The common shares of the Issuer are listed and posted for trading in Canada on the TSX Venture Exchange under the symbol DSM and on the Pink Sheets in the United States under the symbol DSUNF.

ITEM 8:  DIRECTORS AND OFFICERS

8.1 Name, Address, Occupation and Security Holding

The following table sets out the names and municipality of residence of the Directors and Officers, all offices in the Company each now holds, each person’s principal occupation for the preceding five years, the period of time during which each has been a director of the Company and the number of shares of the Company beneficially  owned  by  each,  directly  or  indirectly,  or  over  which  each  exercised  control  or direction, as at the date of this Annual Information Form:

Name and Municipality of Residence	Position(s) Presently Held with Issuer & Period of Service as a Director/Officer	Principal Occupation During the Past 5 Years	Common Shares Beneficially Owned (1)
Stan Bharti Toronto, ON	Director & President since February 28, 2002	Professional Engineer - President of Forbes & Manhatten Inc., President, Chairman & CEO of William Multi-Tech, CEO of Galaxy Online Inc., President of BLM Service Group	328,000*
Gerald P. McCarvill Toronto, ON	Director & Chairman of the Board since July 15, 2002	Merchant Banker – President & CEO McCarvill Corporation	126,000*
Peter Bojtos Lakewood, CO	Director since June 19, 2002	Professional Engineer – Independent consultant to numerous companies	110,000*
Kenneth Taylor New York, USA	Director since September 16, 2002	Business Consultant	Nil
Dr. William Pearson Thornhill, ON	Vice-President of Exploration since June 5, 2002, Director since August 23, 2002	Professional Geoscientist - President & Executive Director of the Association of Professional Geoscientists of Ontario, President of Pearson Geological Ltd., VP Exploration William Resources Ltd.	Nil
Mark Brennan Toronto ON	Vice President of Business Development Since August 15, 2002	Business Development Professional President, Linear Capital Corporation	28,000
Ian MacNeily Toronto, ON	CFO since September 16, 2002	Chartered Accountant, CFO of Tiomin Resources and former CFO of Pangea Goldfields Inc.	Nil

(1) The information as to shares beneficially owned or over which they exercise control or direction, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually. Shareholdings shown are as at December 11, 2002.

*Three of the Directors hold directly or indirectly, calls on shares from a private investor as follows:

Stan Bharti - 1,000,000, Gerald McCarvill - 500,000 and Peter Bojtos - 100,000.

The Issuer does not have an Executive Committee, but is required to have an Audit Committee.  The members of the Audit Committee are Peter Bojtos, Gerry McCarvill and Ken Taylor.

The directors and senior officers as a group beneficially own directly or indirectly or exercise control or direction over 9.99% the outstanding common shares issued of the Company:

8.2  Corporate Cease Trade Orders Or Bankruptcies

None of the directors or officers of the Issuer, or a shareholder holding a sufficient number of securities of the issuer to affect materially the control of the issuer, is, or within the 10 years before the date of the Annual Information Form has been, a director or officer of any other issuer that, while that person was acting in that capacity,

(a) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days.

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

8.3  Penalties or Sanctions

None of the directors or officers of the Issuer, or a shareholder holding a sufficient number of securities of the issuer to affect materially the control of the issuer, have been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority.

8.4  Personal Bankruptcies

None of the directors or officers of the Issuer, or a shareholder holding a sufficient number of securities of the issuer to affect materially the control of the issuer, within the 10 years before the date of this Annual Information Form, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

8.5  Conflicts Of Interest

Certain of the Company’s directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Issuer may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Issuer’s directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

ITEM 9:  ADDITIONAL INFORMATION

1.   The Issuer shall provide to any person or company, upon request to the Corporate Secretary of the Issuer:

a)

when the securities of the Issuer are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

i.

one copy of the Annual Information Form of the Issuer, together with one copy of any document, or the pertinent pages of any  document, incorporated by reference in the Annual Information Form;

ii.

one copy of the comparative financial statements of the Issuer for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Issuer that have been filed, if any, for any period after the end of its most recently completed financial year;

iii.

one copy of the information circular of the Issuer in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate; and

iv.

one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

b)   at any other time, one copy of any documents referred to in (a)(i), (ii) and (iii) above, provided the Issuer may require the payment of a reasonable charge if the request is made by a person or company who is not security holder of the Issuer.

Annual financial statements, proxy circulars and interim financial statements of the Corporation filed with the British Columbia Securities Commission are available at the SEDAR internet web site (www.sedar.com).

Additional information, including directors' and officers' remuneration and indebtedness to the Company, principal holders of the issuers securities, options to purchase securities and interests of insiders in material transactions is contained in the Information Circular.  Additional financial information is provided in the Consolidated Financial Statements of the Company for its most recently completed financial year.

NOTES

Technical Information and Interpretation

Materials and reports relied on in providing the technical information herein are available for review by contacting the Secretary of the Issuer.

Currency Equivalents

Unless otherwise specified, all monetary amounts are expressed in Canadian dollars.

Metric Equivalents

For ease of reference, the following factors for converting imperial measurements into metric equivalents are provided:

To Convert from Metric	To Imperial	Multiply by
hectares	Acres	2.471
metres	Feet	3.281
kilometers	Miles	0.621
tones	tons (2,000 pounds)	1.102
grams/tonne	ounces (troy)/ton	0.029

Glossary of Terms

Except as otherwise defined, the following terms, used in this Annual Information Form, have the following meanings:

Au:	Gold
deposit:

A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures.  Such a deposit does not qualify as a commercially mineable ore body or as containing reserves of ore, unless final legal, technical, and economic factors are resolved.

g/t; g Au/t:	Grams per metric tonne; grams gold per metric tonne.
geological resources:

Mineralized material which in total does not constitute ore, but which may contain one or more zones of ore.  Geological resources are categorized as inferred, indicated and measured according to the degree of certainty with which their grade and tonnage are known.  A geological resource is sometimes referred to as a "mineral resource".

indicated resource:

That material for which tonnage and grade are computed partly from specific measurements, samples or production data and partly from projection for a reasonable distance on geological evidence and for which the sites available for inspection, measurement and sampling are too widely or otherwise inappropriately spaced to outline the material completely or to establish its grade throughout.

inferred resource:

That material for which quantitative estimates are based largely on broad knowledge of the geological character of the deposit and for which there are few, if any, samples or measurements and for which the estimates are based on an assumed continuity or repetition for which there are reasonable geological indications, which indications may include comparison with deposits of similar type and bodies that are completely concealed may be included if there is specific evidence of their presence.

JMC	Jacobina Mineração e Comércio SA, the Brazilian company that holds the claims for the Jacobina project.
measured resource:

That material for which tonnage and grade are computed from dimensions revealed in outcrops or trenches or underground workings or drill holes and for which the grade is computed from the results of adequate sampling, and for which the sites for inspection, sampling and measurement are so spaced and the geological character so well defined that the size, shape and mineral content are established and for which the computed tonnage and grade are judged to be accurate within stated limits.

Micon	Micon International Limited, a geological consulting company that has reviewed information on the project.
net profits royalty:

A phrase used to describe a royalty payment made by a producer of metals based on a percentage of revenue from production, less deduction of the costs of commercial production, including exploration, capital and operating costs.

net smelter return royalty:

A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

ore:	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit or from which some part may be profitably separated.
ounces/oz:	Troy ounces.
oz/ton:	Troy ounces per short ton.
probable ore reserves:	That part of an indicated resource for which economic viability has been demonstrated at a confidence level which would justify a commitment to major expenditures.
proven ore reserves:

That portion of a measured resource for which technical and economic factors have been established at a high confidence level.  The term is generally restricted to that part of a reserve which is being developed or mined or for which there is a detailed mining plan.

ton:	Short ton (2,000 pounds).
tonne:	Metric tonne (1,000 kilograms).